UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

METROPOLITAN HEALTH NETWORKS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

592142103

(CUSIP Number)

Red Mountain Capital Partners LLC Attn: Willem Mesdag 10100 Santa Monica Boulevard, Suite 925 Los Angeles, California 90067 Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 592142103	SCHEDULE 13D	PAGE 2 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,235,282 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,235,282 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,235,282 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 592142103	SCHEDULE 13D	PAGE 3 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,235,282 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,235,282 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,235,282 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 592142103	SCHEDULE 13D	PAGE 4 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,235,282 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,235,282 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,235,282 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 592142103	SCHEDULE 13D	PAGE 5 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,235,282 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,235,282 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,235,282 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 592142103	SCHEDULE 13D	PAGE 6 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,235,282 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,235,282 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,235,282 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 592142103	SCHEDULE 13D	PAGE 7 OF 12 PAGES

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Metropolitan Health Networks, Inc., a Florida corporation (“Metropolitan”).

The address of the principal executive offices of Metropolitan is 777 Yamato Road, Suite 510, Boca Raton, Florida, 33431.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (c), (f)	This Schedule 13D is being jointly filed by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and citizen of the United States of America. RMCP LLC, RMCP II and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

The principal business of RMCP II is investment. RMCP II was not formed for the specific purpose of investing in the securities of Metropolitan.

RMCP GP is the general partner of RMCP II and thus may be deemed to control RMCP II. The principal business of RMCP GP is investment.

RMCP LLC is the managing member of RMCP GP and thus may be deemed to control RMCP GP and each entity directly or indirectly controlled by RMCP GP. The principal business of RMCP LLC is investment.

RMCM is the managing member of RMCP LLC and thus may be deemed to control RMCP LLC and each entity directly or indirectly controlled by RMCP LLC. The principal business of RMCM is investment.

Mr. Mesdag is the president, sole executive officer, sole director and sole shareholder of RMCM and thus may be deemed to control RMCM and each entity directly or indirectly controlled by RMCM (including Red Mountain). The principal occupation of Mr. Mesdag is Managing Partner of Red Mountain. He is a U.S. citizen.

Each of J. Christopher Teets and Mark Genender (and each of their principal occupation) is Partner of Red Mountain. Neither Mr. Teets nor Mr. Genender controls any Reporting Person. Information regarding Mr. Teets and Mr. Genender is being included in this Schedule 13D only for purposes of complying with General Instruction C to Schedule 13D. Each of them is a U.S. citizen.

(b)	The principal executive offices of RMCM and Red Mountain are located at, and the principal business address of Mr. Mesdag, Mr. Teets and Mr. Genender is, 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067.

(d)-(e)	During the last five years, none of the Reporting Persons, Mr. Teets or Mr. Genender has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 592142103	SCHEDULE 13D	PAGE 8 OF 12 PAGES

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

RMCP II has purchased an aggregate of 2,235,282 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $18,500,538. The source of the funds used by RMCP II to purchase such shares was working capital of RMCP II.

The information set forth in Item 5(c) below is hereby incorporated by reference in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Red Mountain acquired the Common Stock reported in this Schedule 13D for investment purposes because it believed that the Common Stock was undervalued and represented an attractive investment opportunity.

Red Mountain has met with the management of Metropolitan and expects to maintain a dialogue with management regarding, among other things, Metropolitan’s operations, strategic direction, capital structure and corporate governance and Red Mountain’s expectation that management will pursue appropriate measures to enhance shareholder value. In addition, Red Mountain may communicate with other persons regarding Metropolitan, including, without limitation, the board of directors of Metropolitan, other shareholders of Metropolitan and potential strategic or financing partners.

Red Mountain will routinely monitor and assess, among other things, (i) the financial condition, operations, prospects, capital structure and management of Metropolitan (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to Red Mountain, (v) its liquidity requirements, and (vi) other investment considerations. On the basis of such assessments, Red Mountain may, at any time and from time to time, take such actions with respect to its investment in Metropolitan as it deems appropriate, including, without limitation, (i) proposing measures which it believes would enhance shareholder value, (ii) seeking representation on the board of directors of Metropolitan, (iii) purchasing additional Common Stock or other securities of Metropolitan, (iv) selling some or all of any securities of Metropolitan held by Red Mountain, or (v) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)	RMCP II beneficially owns, in the aggregate, 2,235,282 shares of Common Stock, which represent approximately 5.0% of the outstanding Common Stock.(1) RMCP II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 2,235,282 shares of Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMCP II, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP II.

(1)	All calculations of percentage ownership in this Schedule 13D are based on 44,265,552 shares of Common Stock outstanding as of July 31, 2012, as reported in the Quarterly Report on Form 10-Q for the period ended June 30, 2012, which was filed by Metropolitan with the Securities and Exchange Commission on August 9, 2012.

CUSIP No. 592142103	SCHEDULE 13D	PAGE 9 OF 12 PAGES

Other than shares of Common Stock beneficially owned by RMCP II, none of the Reporting Persons, Mr. Teets or Mr. Genender may be deemed to beneficially own any shares of Common Stock.

Each of RMCP LLC, RMCP II and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, each of Mr. Teets and Mr. Genender disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c)	The following table lists all transactions in Common Stock effected during the past sixty days by RMCP II. All such transactions were effected on the open market.

Shares of Common Stock Purchased	Weighted Average Price per Share ($)	Date of Purchase
6,800	9.44	6/29/2012
800	9.50	7/2/2012
2,950	9.50	7/20/2012
47,200	9.36	7/23/2012
30,200	9.34	7/24/2012
20,000	9.44	7/25/2012
100,000	8.39	7/31/2012
4	8.29	8/1/2012
66,296	8.31	8/1/2012
14,000	8.22	8/2/2012
113,500	7.83	8/2/2012
126,600	7.92	8/3/2012
20,000	7.92	8/6/2012
54,100	7.83	8/7/2012
100,000	7.97	8/8/2012
466,100	7.74	8/9/2012
187,165	8.87	8/10/2012

(d)-(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of Metropolitan.

CUSIP No. 592142103	SCHEDULE 13D	PAGE 10 OF 12 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of August 13, 2012, by and among the Reporting Persons (filed herewith).

CUSIP No. 592142103	SCHEDULE 13D	PAGE 11 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2012

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 592142103	SCHEDULE 13D	PAGE 12 OF 12 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of August 13, 2012, by and among the Reporting Persons (filed herewith).